Filed pursuant to Rule 433 Registration Statement No. 333-218604-02 FINANCIAL PRODUCTS FACT SHEET (T1380)

Offering Period: August 1, 2018 – August 30, 2018

Absolute Return Barrier Securities due September 6, 2023

Linked to the Performance of the Lowest Performing of the iShares® MSCI Emerging Markets ETF

and the EURO STOXX 50® Index

Product Terms

•	If the Final Level of the Lowest Performing Underlying is equal to or greater than its Initial Level, you will participate in the leveraged appreciation, if any, of the Lowest Performing Underlying.

•	If the Final Level of the Lowest Performing Underlying is less than its Initial Level and a Knock-In Event does not occur, for each $1,000 principal amount of securities, you will receive $1,000 multiplied by the sum of one plus the absolute value of the Underlying Performance of the Lowest Performing Underlying.

•	If the Final Level of the Lowest Performing Underlying is less than its Initial Level and a Knock-In Event occurs, you will be fully exposed to any depreciation in the Lowest Performing Underlying. You could lose your entire investment.

•	Any payment on the securities is subject to our ability to pay our obligations as they become due.

Issuer*:	Credit Suisse AG ("Credit Suisse"), acting through its London branch.
Trade Date:	Expected to be August 31, 2018
Settlement Date:	Expected to be September 6, 2018
Underlyings:	The iShares® MSCI Emerging Markets ETF and the EURO STOXX 50® Index
Knock-In Level**:	For each Underlying, approximately 50% of the Initial Level of such Underlying.
Knock-In Event:	Occurs if the Final Level of any Underlying is less than its Knock-In Level.
Initial Level:	For each Underlying, the closing level of such Underlying on the Trade Date.
Final Level:	For each Underlying, the closing level of such Underlying on the Valuation Date.
Upside Participation Rate**:	Expected to be between 180% and 185%.
Redemption Amount:	For each $1,000 principal amount of securities, $1,000 x (1 + Underlying Return of the Lowest Performing Underlying).
Underlying Return:

For each Underlying, if (a) its Final Level is greater than or equal to its Initial Level, (Upside Participation Rate x Underlying Performance); or (b)

its Final Level is less than its Initial Level and (i) a Knock-In Event has not occurred, the absolute value of its Underlying Performance; (ii) a Knock-In Event has occurred, its Underlying Performance.

Lowest Performing Underlying:	The Underlying with the lowest Underlying Performance.
Underlying Performance:	For each Underlying: (Final Level – Initial Level)/Initial Level
Valuation Date:	August 31, 2023
Maturity Date:	September 6, 2023
CUSIP:	22551L2W9
Fees:	Certain fiduciary accounts may pay a purchase price of at least $995 per $1,000 principal amount of securities. Credit Suisse Securities (USA) LLC and any agent (the “Agents”) may receive varying discounts and commissions of up to $11.25 per $1,000 principal amount of securities. The Agents may re-allow some or all of the discount on the principal amount per security on sales of such securities by other brokers or dealers. CSSU or another broker or dealer will forgo some or all discounts and commissions with respect to the sales of securities into certain fiduciary accounts.

*As used in this document, references to "we" or "our" are to Credit Suisse AG, as Issuer.
**To be determined on the Trade Date.

Certain Product Characteristics

•	Uncapped leveraged participation in the appreciation, if any, of the Lowest Performing Underlying.

•	Upside Participation Rate expected to be between 180% and 185%.**

•	If the Final Level of the Lowest Performing Underlying is less than its Initial Level, subject to a Knock-In Event, return based on the absolute value of the Underlying Performance of the Lowest Performing Underlying.

•	If a Knock-In Event occurs, full downside participation in the depreciation of the Lowest Performing Underlying.

•	Knock-In Level of approximately 50%** of the respective Initial Level for each Underlying.

Hypothetical Returns at Maturity

Percentage Change from the Initial Level to the Final Level of the Lowest Performing Underlying	Return on the Securities (1) (2)	Redemption Amount per $1,000 Principal Amount (1)(2)
40%	72%	$1,720
30%	54%	$1,540
20%	36%	$1,360
10%	18%	$1,180
0%	0%	$1,000
−10%	10%	$1,100
−20%	20%	$1,200
−30%	30%	$1,300
−40%	40%	$1,400
−50%	50%	$1,500
−51%	−51%	$490
−60%	−60%	$400
(1)	Assumes an Upside Participation Rate of 180%** (the bottom of the expected range) and a Knock-In Level of 50%.**

(2)	The hypothetical Redemption Amounts set forth above are for illustrative purposes only and may not be the actual returns applicable to you. The numbers appearing in the table have been rounded for ease of analysis.

Certain Product Risks

•	Your investment may result in a loss of up to 100% of the principal amount of the securities you hold. If a Knock-In Event occurs, the Underlying Return of the Lowest Performing Underlying will be negative and you will be fully exposed to any depreciation in the Lowest Performing Underlying.

•	The value of the securities and the payment of any amount due on the securities are subject to the credit risk of Credit Suisse.

•	The securities do not pay interest.

•	The return on the securities is affected by the Final Level of the Lowest Performing Underlying and the occurrence of a Knock-In Event.

•	If the Final Level of the Lowest Performing Underlying is less than its Initial Level and a Knock-In Event has not occurred, the Redemption Amount will be subject to an embedded cap.

•	The Redemption Amount will be based on the Underlying Return of the Lowest Performing Underlying and, therefore, you will not benefit from the performance of any other Underlying.

•	The securities are exposed to the risk of fluctuations in the level of the Underlyings to the same degree for each Underlying.

(See “Additional Risk Considerations” on the next page)

FINANCIAL PRODUCTS FACT SHEET

Offering Period: August 1, 2018 – August 30, 2018

Absolute Return Barrier Securities due September 6, 2023

Linked to the Lowest Performing of the iShares® MSCI Emerging Markets ETF

and the EURO STOXX 50® Index

Additional Risk Considerations

•	Prior to maturity, costs such as concessions and hedging may affect the value of the securities.

•	Credit Suisse currently estimates that the value of the securities on the Trade Date will be less than the price you pay for the securities, reflecting the deduction of underwriting discounts and commissions and other costs of creating and marketing the securities.

•	Liquidity – The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Many factors, most of which are beyond the control of the Issuer, will influence the value of the securities and the price at which the securities may be purchased or sold in the secondary market. For example, the creditworthiness of the Issuer, including actual or anticipated downgrades to the Issuer’s credit ratings, may be a contributing factor.

•	Potential Conflicts – We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and as agent of the Issuer of the securities, hedging our obligations under the securities and determining the estimated value of the securities. The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”), is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any discretionary accounts without the prior written approval of the customer.

•	The securities will be affected by a number of economic, financial, political, regulatory and judicial factors that may either offset or magnify each other.

•	As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions with respect to the equity securities comprising the Underlyings.

The risks set forth in the section entitled “Certain Product Risks” on the preceding page and this section “Additional Risk Considerations” are only intended as summaries of some of the risks relating to an investment in the securities. Prior to investing in the securities, you should, in particular, review the “Certain Product Risks” and “Additional Risk Considerations” sections herein, the “Selected Risk Considerations” section in the preliminary pricing supplement and the “Risk Factors” section in the product supplement, which set forth risks related to an investment in the securities.

Additional Information

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including preliminary pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated July 31, 2018, Underlying Supplement dated April 19, 2018, Product Supplement No. I dated June 30, 2017, Prospectus Supplement dated June 30, 2017 and Prospectus dated June 30, 2017, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. If the terms described in the applicable preliminary pricing supplement are inconsistent with those described herein, the terms described in the applicable preliminary pricing supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the preliminary pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

This fact sheet is a general description of the terms of the offering. Please see the full description in the applicable preliminary pricing supplement:

https://www.sec.gov/Archives/edgar/data/1053092/000095010318009124/dp94017_424b2-t1380.htm

You may access the underlying supplement, product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the preliminary pricing supplement.